EFiled: Mar 2 2012 8:22PM EST Transaction ID 42861209 Case No. 7300-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STOURBRIDGE INVESTMENTS LLC,

individually and on behalf of all others

similarly situated,

Plaintiff,

vs.

EDWARD H. BERSOFF, KEVIN S. FLANNERY, JOHN H. SCHULTE, EDWARD J. SMITH, ANITA K. JONES, JOEL R. JACKS, JAMES R. SWARTWOUT, ATS CORPORATION, SALIENT FEDERAL SOLUTIONS, INC. AND ATLAS MERGER SUBSIDIARY, INC.,

Defendants.

C.A. No.

VERIFIED CLASS ACTION COMPLAINT

1.          This is a stockholder class action brought on behalf of the public stockholders of ATS Corporation (“ATS” or the “Company”) against the Company’s Board of Directors (the “Board”) for breaches of fiduciary duty arising out of Defendants’ decision to sell the Company to Salient Federal Solutions, Inc., and its wholly-owned subsidiary Atlas Merger Subsidiary, Inc. (collectively “Salient”), at an inadequate and for an unfair price following a grossly unfair process pursuant to an Agreement and Plan of Merger between ATS and Salient dated as of February 21, 2012 (the “Merger Agreement”). Under the Merger Agreement, the acquisition will take place in two stages: first an all-cash tender offer of $3.20 per ATS share (with guarantees to acquire up to 90% of the outstanding shares) followed by a short-form merger (the “Proposed Merger”).

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2.          The Board’s unanimous authorization to approve the Proposed Merger breached the fiduciary duties owed to ATS stockholders to take all necessary steps to ensure that the stockholders would receive the maximum value realizable for their shares in any transaction effecting the change of corporate control. In the context of this action, the Board failed to take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alternatives that would return greater or equivalent short-term value to Plaintiffs and the Class.

3.          The Tender Offer commenced on February 28, 2012 and is set to expire on March 26, 2012, unless extended in accordance with the terms of the Merger Agreement.

4.          On February 29, 2012, ATS publicly filed a Schedule 14D-9 (the “14D-9”) in connection with the proposed sale. As alleged in more detail herein, the 14D-9 omits material information relating to the valuation of assets that stockholders would consider in their determination of whether to accept the terms of the merger consideration or seek appraisal. For instance, the Company has outstanding several government contract proposals, yet fails to disclose the relative probability of being awarded the contracts and/or the potential effect on the Company’s future revenues in the event it is awarded the respective contracts. Certain of these contracts were identified by Salient during due diligence on February 3, 2012.

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5.          In May 2011, Salient first offered to acquire the Company at a significantly higher price than the agreed-to deal pursuant to the Merger Agreement. Salient offered a price equivalent to an enterprise value range of between $100 million to $120 million. Also, during the course of the sales process, two additional parties (identified in the 14D-9 as “Party A” and “Party C”) offered to pay more than the $3.20 per share offered by Salient. Yet, the Company failed to explore one such offer of $3.35 per share that remained open as it entered into the Proposed Merger.

6.          Furthermore, Sagent Advisors Inc. (“Sagent”), the Company’s financial advisor, had a prior relationship with Salient. There is no indication, however, such relationship was disclosed to the Board at the time it first engaged Sagent in January 2011. Sagent was involved in the sales process and persuaded the Board to discontinue discussions with, inter alia, Party C since Party C had not completed its due diligence of ATS—even though Party C’s offer at the time was $3.35 per ATS share, an offer higher than Salient’s. This prevented Party C from continuing with its higher offer of $3.35 per share or even potentially increasing such offer. This is evidenced in the 14D-9 as representatives of Sagent reported that Party C had a substantial amount of diligence still to be conducted and was not willing to increase its proposed $3.35 per share offering price. Removing Party C from bidding for the Company permitted Salient to acquire the Company at the lower price of $3.20 per share.

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7.          Furthermore, Sagent’s financial analysis is skewed towards presenting a lower value for ATS. For example, in its discounted cash flow analysis, Sagent inexplicably selects a discount rate of 15Y2-16Y2 percent, even though the industry average is approximately 10% and ATS has neither fixed costs nor debt. Also, Sagent inexplicably selects a P/E ratio based on “selected companies multiples” of 6.5x to 15.7x, when the lower multiple should be no less than 9.0x based on the selected comparable; upon closer inspection, the 6.5x figure can only obtained by failing to exclude a single outlier comparable at the low end, even though Sagent excludes an outlier comparable at the high end.

8.          In addition, Sagent’s compensation for its “fairness opinion” is higher than usual since it amounts to approximately 1.5 percent of the current market valuation of the entire Company. And Sagent will receive the vast bulk of its compensation only if the deal goes through: it obtained a $50,000 retainer fee and a $300,000 “opinion fee,” but will receive a “transaction fee” of $750,000 only upon consummation of the Merger.

9.          The Merger Agreement contemplates, among other things, a tender offer by Salient for all ATS shares at $3.20 per share conditioned on obtaining 75% of the outstanding shares (the “Tender Offer”), a so-called “Top-Up Option” giving Salient the right to buy additional new ATS shares at $3.20 to give Salient 90% ownership, enough to ensure a short-form merger at $3.20 per share. The Tender Offer commenced on February 28, 2012, and is set to expire on March 26, 2012. The closing is expected to occur late in the first quarter or early in the second quarter of 2012.

10.         The ATS Board of Directors has unanimously recommended that ATS stockholders tender their shares.

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11.         Concurrently with the execution of the Merger Agreement and as a condition to Salient’s willingness to enter into the Merger Agreement, Salient entered into stockholder and undertaking agreements, dated as of February 21, 2012 (the “Stockholder Agreements”), with certain directors of the Company and certain stockholders of the Company pursuant to which each of the stockholders agreed, among other things, to tender shares aggregating 40% of the outstanding common stock pursuant to the Tender Offer and, if necessary, vote such shares in favor of the adoption of the Merger Agreement.

12.         The consideration to be paid to the class members is unfair and grossly inadequate because, among other things:

(a)          the intrinsic value of the stock of ATS is materially in excess of $3.20 per share, giving due consideration to the possibilities of growth and profitability of ATS in light of its business, earnings and earnings power, present and future;

(b)          the $3.20 per share price offers an inadequate premium to the public stockholders of ATS; and

(c)          the $3.20 per share price is not the result of arm’s-length negotiations but was fixed arbitrarily by certain insiders and Salient to “cap” the market price of ATS stock, as part of a plan for Salient to obtain complete ownership of ATS assets and business at the lowest possible price.

13.         The recent historical averages for ATS’s stock price demonstrate that the consideration being offered by Salient is unfair and inadequate. The $3.20 per share represents an inadequate premium to the trading price of the Company’s common stock (which as recently as June 24, 2011 closed at $4.75 per share).

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14.         Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Merger with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, Defendants agreed to: (i) a no-solicitation provision that prevents other buyers from having access to the Company’s confidential information which information is necessary to formulate a bid, except under extremely limited circumstances; (ii) a matching rights provision that allows Salient five business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Salient a termination fee of $1,500,000 (in addition to expenses of up to $1.0 million). These provisions limit the Board of Director’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of ATS.

15.         The Proposed Merger serves no legitimate business purpose for ATS but, rather, is an attempt by Defendants to enable Salient to benefit unfairly from the transaction at the expense of ATS’s public shareholders. The proposed cash-out transaction will forever divest ATS public shareholders of their ownership interest in the Company for grossly inadequate consideration. As such, the Proposed Merger will deny Plaintiff and the other members of the class their right to share proportionately in the future success of ATS and its valuable assets, while permitting certain ATS insiders and Salient to reap huge financial benefits from the transaction. Accordingly, judicial scrutiny of the Proposed Merger is necessary to ensure that the best interest of all ATS shareholders, and not the interests of the Defendants, was the basis for the ATS Board decision to enter into the Proposed Merger.

16.         In entering into the Merger Agreement, each of the Defendants violated and continues to violate applicable law by directly breaching and/or aiding and abetting the Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

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17.         As alleged herein, the Proposed Merger is the product of a hopelessly flawed process that was designed to sell ATS to Salient on terms detrimental to Plaintiff and the other public stockholders of ATS.

PARTIES

18.         Plaintiff is and has been at all relevant times a shareholder of ATS.

19.         ATS is a Delaware corporation, founded in 1978, with its principal place of business located 7925 Jones Branch Drive, McLean, Virginia 22102.

(a)          ATS, through its wholly owned subsidiary, Advanced Technology Systems, Inc., provides software and systems development, systems integration, information sharing and assurance, information technology (“IT”) infrastructure and outsourcing, and IT and business consulting services primarily to government agencies in the United States. It designs, develops, and delivers custom software systems and applications and integrates commercial off the shelf solutions.

(b)          The Company also provides life cycle requirements and configuration management, service-oriented architecture and system modeling and design, application development, legacy migration and modernization, database architecture and implementation, system and software operations and maintenance, independent verification and validation, multi-platform deployment, and information security certification and accreditation support solutions. Its information sharing systems connect organizations of government, as well as give secure and immediate access to information and communications; and IT infrastructure and outsourcing cover a range of infrastructure management services from small email or Web server administration contracts to outsourced managed services.

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(c)          In addition, the Company provides a range of risk management services that ensure the security of information, networks, and systems; a range of IT and business consulting services for government agencies, financial services firms, and property and casualty insurance companies; and IT and business staffing services for technical and functional disciplines in financial institutions with specific focus on business/data analysts and database professionals. It serves federal civilian agencies, defense and homeland security, and state/local government.

(d)          As of November 9, 2011, ATS has 22,972,686 shares of common stock outstanding. The Company’s stock trades under the symbol “ATSC” on the AMEX.

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20.         Defendant Edward H. Bersoff (“Bersoff”) is and has been at all relevant times the Chairman of the Board of ATS. Bersoff served as the Company’s Vice Chairman from April 2005 through January 2007 when he became the Company’s Chairman, President, and Chief Executive Officer. As of January 1, 2011, he serves as Chairman and is no longer a Company employee. On December 15, 2010, Bersoff entered into a chairman agreement (the “Bersoff Agreement”) with the Company effective January 1, 2011 pursuant to which he would serve as the Company’s Non-Executive Chairman of the Board of Directors until the later of June 30, 2012 or the Company’s 2012 annual stockholders’ meeting (or any earlier change in control of the Company). The terms of the Bersoff Agreement provide for (i) monthly payments of $13,333.33, paid quarterly, (ii) eligibility to receive future equity award grants comparable to other members of the Board, and (iii) health insurance consistent with that of Company executives through the termination date. The Bersoff Agreement also provides for a post termination eighteen-month non-solicitation and non-competition term.

21.         Defendant Kevin S. Flannery (“Flannery”) is and has been at all relevant times a director of ATS since 2009.

22.         Defendant Peter M. Schulte (“Schulte”) is and has been at all relevant times a director of ATS since 2005.

23.         Defendant Edward J. Smith (“Smith”) is and has been at all relevant times a director of ATS since 2006.

24.         Defendant Anita K. Jones (“Jones”) is and has been at all relevant times a Director of ATS since 2010.

25.         Defendant Joel R. Jacks (“Jacks”) is and has been at all relevant times a director of ATS since 2005. Jacks served as the Company’s Chairman and Chief Executive Officer from April 2005 until January 2007.

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26.         Defendant James R. Swartwout (“Swartwout”) is and has been at all relevant times a director of ATS since 2010.

27.         The Defendants named in ¶¶ 20-26 are sometimes collectively referred to herein as the “Individual Defendants.”

28.         Defendant Salient, incorporated in Delaware, together with its subsidiary, provides federal information technology and engineering solutions in the United States. It offers a full range of services to government customers in the core domains of cyber security, defense, enterprise transportation, homeland security, and intelligence that include information technology life cycle management, engineering, global telecommunications, information assurance, physical security, software development, systems engineering, space solutions, and transportation logistics. Salient was founded in 2009 and is based in Fairfax, Virginia with additional offices in Charlotte, Colorado Springs, Orlando, San Diego, and Tampa. Its principal offices are 4000 Legato Road, Suite 1100, Fairfax, VA 22033.

29.         Defendant Atlas Merger Subsidiary, Inc. (“Atlas”), a Delaware corporation, was organized as a wholly-owned subsidiary of Salient for the sole purpose of making a tender offer for the outstanding shares of common stock of ATS and completing the Merger.

30.         Defendants Salient and Atlas are collectively referred to herein as “Salient”, and are named herein as aiders and abettors to the Individual Defendants’ breaches of fiduciary duty.

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CLASS ALLEGATIONS

31.         Plaintiff brings this action individually and as a class action pursuant to the rules of this Court, on behalf of all stockholders of ATS, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who are threatened with injury arising from Defendants’ actions as is described more fully below (the “Class”).

32.         This action is properly maintainable as a class action.

33.         The Class is so numerous that joinder of all members is impracticable.

34.         There are over 22 million shares of ATS common stock outstanding held by hundreds of shareholders geographically dispersed across the country.

35.         There are questions of law and fact which are common to the Class including, inter alia, the following:

(a)          whether Defendants have breached and are continuing to breach their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Merger; and

(b)          whether Plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

36.         Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

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37.         Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

38.         The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

39.         Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

40.         On February 21, 2012, the Company and Salient jointly announced that they had entered into a definitive agreement or the Proposed Merger for Salient to acquire the outstanding shares of ATS for $3.20 per share in an all-cash tender offer. The press release stated in pertinent part:

ATS Corporation (NYSE AMEX: ATSC), a leading information technology company that delivers innovative technology solutions to government and commercial organizations, and Salient Federal Solutions, Inc. (Salient), a leading provider of information technology, engineering, and intelligence analytic services to agencies in the intelligence, defense, homeland security, and cyber domains, today announced that they have entered into a definitive merger agreement, pursuant to which Salient will acquire ATSC through a cash tender offer at $3.20 per share.

The transaction will be financed from Salient’s equity capital commitments and debt financing. The proposed transaction has been unanimously approved by the board of directors of both companies. In addition, certain ATSC board members have signed a tender and voting agreement in support of the offer, and certain principal stockholders of ATSC have signed similar agreements.

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Over its 33 year history, ATSC has built a solid reputation for its implementation of technical solutions with measurable results. Together the organizations offer a full suite of capabilities that will provide end-to-end solutions for customers across Federal civilian, Department of Defense and intelligence agencies, as well as commercial clients.

41.         Concurrently with the execution of the Merger Agreement and as a condition to Salient’s willingness to enter into the Merger Agreement, Salient entered into the Stockholder Agreements with defendants Jacks, Schulte, and Bersoff of the Company in addition to certain stockholders of the Company pursuant to which each of the stockholders agreed, among other things, to tender shares aggregating 40 percent of the outstanding common stock pursuant to the Tender Offer and, if necessary, vote such shares in favor of the adoption of the Merger Agreement.

42.         Pursuant to the Stockholder Agreements, the Company’s directors have agreed to tender or cause to be tendered to Salient in the Tender Offer all of their shares of ATS common stock. The shareholders in the Stockholder Agreements also have agreed to vote, among other things, in favor of the approval of the Merger Agreement, to the extent any such shares have not been previously accepted for payment pursuant to the Tender Offer, and have given Salient an irrevocable proxy to vote each such shareholder’s shares of ATS common stock to that effect. In addition, such shareholders have agreed to waive any dissenters’ rights they may have and have agreed not to take certain actions that ATS is prohibited from taking under the Merger Agreement.

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43.         Immediately prior to the announcement of the Merger, the Company announced its financial results for the 2011 fourth quarter and year end results. Specifically, the Company reported the following booking highlights and management comments in addition to increased revenues for the fourth quarter:

New Booking Highlights and Management Comments

2011 net new bookings totaled approximately $132 million, representing a book to bill ratio of 1.4x for the full year. The most significant new awards received during the year included:

•	a $45.7 million five-year award with the Department of Housing and Urban Development (“HUD”) for the continuation of the Company’s application systems support for HUD’s Single Family Computerized Homes Underwriting Management System (“CHUMS”) and FHA Connection;

•	a $33.7 million, five-year contract with HUD, representing the continuation of the Company’s application systems support for three distinct HUD Single Family Premium Collections and Refund systems;

•	a new single award Indefinite Delivery, Indefinite Quantity (“IDIQ”) contract with a $30 million ceiling over a multiple year term, initially exercised at $20.4 million, with the Pension Benefit Guaranty Corporation (“PBGC”) for the continuation of the Company’s software development, maintenance, and operational services in managing the Benefit Management Applications suite of solutions; and

•	a $4.8 million, three-year task order in support of the U.S. Army Intelligence and Security Command (“INSCOM”) in its efforts to recruit highly qualified cyber security professionals.

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ATSC Co-Chief Executive Officer and Chief Financial Officer Pamela Little commented, “2011 was a challenging year for the Company’s top line and, as result, our financial performance did not meet our expectations. Our federal business decline was driven by the increasingly difficult Federal budget environment that delayed awards on a number of new contracts we are pursuing and postponed development funding or reduced the initial scope on several sizeable recompetes we won this year. Our business with Fannie Mae also declined by nearly 50% over 2010 revenue due to delayed project starts and a resulting decrease in staffing levels. We were, however, pleased to see revenue in our fourth quarter increase over the third quarter as we began receiving increased funding for development work on the recompetes earlier mentioned. We also continued to manage our business to deliver above industry average EBITDA margins and maintain strong DSO performance over the year, and as a result paid down our debt by over 86%, leaving a balance of $2 million at December 31, 2011.

ATSC Co-Chief Executive Officer John Hassoun further commented on the Company’s operations, “We continued to maintain our strong federal business recompete track-record in 2011, securing a number of our key programs for another five years and bringing an end to a series of major recompetes successfully defended over the last 18 months. To build on this solid, multi-year foundation of business, we are now fully focusing our business development efforts on new pursuits and remain optimistic in new awards from a number of outstanding bids in our pipeline. Regarding our other business areas, we believe our commercial and Fannie Mae businesses have stabilized as we enter 2012.

44.         The $3.20 per share price agreed to by the Board does not currently represent fair value for the Company in that it does not reflect the long-term value and future financial prospects of ATS.

THE PRECLUSIVE DEAL PROTECTION DEVICES

45.         In addition to agreeing to a sale of the Company at an unfair price, the Individual Defendants agreed to onerous deal protection devices in breach of their fiduciary duties to ATS shareholders, which prevent a superior offer from being made for the Company.

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46.         Specifically, Defendants agreed to: (i) a no-solicitation provision that prevents other buyers from having access to the Company’s confidential information which information is necessary to formulate a bid, except under extremely limited circumstances; (ii) a matching rights provision that allows Salient 5 business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Salient a termination fee of $1,500,000 (plus expenses up to $1.0 million). These provisions substantially limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of ATS.

47.         The terms of the Merger Agreement considerably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding an acquisition proposal to the Company. The circumstances under which ATS’s Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are restrictive and fail to provide an effective fiduciary out under the circumstances of the case.

48.         Thus, even if the Board were to receive a bid that appeared to be better than Salient’s offer, these provisions unreasonably constrain the Board’s exercise of fiduciary responsibility to take measures to secure the best available transaction. Consequently, this provision prevents the Board from exercising their fiduciary duties of “shopping” the Company and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Board first determines that the proposal is superior.

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49.         Pursuant to the Merger Agreement, ATS granted Salient an option to purchase the number of authorized and unissued Company shares equal to an additional number of ATS shares such that immediately after the issuance of those additional shares, Salient would own at least 90% of the outstanding shares of the Company (the “Top-Up Option”), in order to allow Salient to effect a short-form merger pursuant to 8 Del. C. 253. The Top-Up Option provision is conditioned on Salient obtaining at least 75% of ATS’s public shares. In other words, if Salient acquires 75% of the currently outstanding shares in the Tender Offer (it has already locked up approximately 40% of the Company’s outstanding shares), the Top-Up Option irrevocably grants Salient the right to purchase enough new ATS shares from the Company to bring Salient’s ownership above the necessary 90% threshold for a short form merger under Delaware law. Such purchase price may be paid by Salient, at its election, entirely in cash by wire transfer of same-day funds or by paying in cash by wire transfer of same-day funds an amount equal to not less than the aggregate par value of such Top-Up Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price. Any such promissory note shall be full recourse against Salient, shall bear interest at the rate of three percent (3%) per annum, shall mature on the first (1st) anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

50.         The Top-Up Option also provides a contractual right to Salient to attain the status of a 90% stockholder so long as at least 75% of the outstanding shares tender, and thereby avoid voting requirement of Section 251 and the fairness standard on controlling stockholders in transactions with the minority. The Top-Up and other preclusive deal protection devices constitute unfair and illegal abdications of directors’ authority and unfair and inequitable evasion of stockholder rights.

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THE INADEQUATE DISCLOSURES IN THE 14D-9

51.         The 14D-9 omits material information relating to the valuation of assets that stockholders would consider in their determination of whether to accept the terms of the merger consideration or seek appraisal. For instance, The Company has outstanding several government contract proposals and fails to disclose the relative probability of being awarded the contracts or potential affect on the Company’s future revenues in the event it is awarded the respective contracts. Certain of these contracts were identified by Salient during due diligence on February 3, 2012. Stockholders were not provided the information.

52.         Moreover, in May 2011, Salient offered to acquire the Company at a significantly higher price than the agreed to deal pursuant to the Merger Agreement. Salient offered an enterprise value range of $100 million to $120 million. Also, in late September 2011 – at a time that there still appeared to have been an active sales process – two additional parties, “Party A” and “Party C,” were offering to pay more than the agreed to price with Salient and the Company failed to explore the remaining open offer of $3.35 per share as it entered into the Proposed Merger. The 14D-9 fails to disclose why the Company discontinued discussions with Party C at a time when it was offering a higher price ($3.35 per share) than Salient.

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53.         On November 17, 2011, during a meeting of the Board, the Board discussed the possibility of moving in the direction of a long-form merger rather than the tender offer approach. The 14D-9 does not disclose the concerns or reasons, if any, for reviewing alternatives to the tender offer approach.

The Company’s Financial Advisor Is Conflicted

54.         Over a year ago, on January 20, 2011, the Company engaged Sagent to assist and advise the Company Board in its review of such strategic alternatives.

55.         Sagent has acted as financial advisor to the Company in connection with the transaction and has received, or will receive, the following compensation for its services: (i) a retainer fee of $50,000 (to be credited against the transaction fee); (ii) an opinion fee of $300,000, which was payable upon rendering its opinion; and (iii) a transaction fee of approximately $750,000, which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse a portion of Sagent’s expenses and indemnify Sagent for certain liabilities that may arise out of its engagement.

56.         Significantly, the 14D-9 now discloses that Sagent performed various investment banking and financial services for Salient in connection with its June 2010 acquisition of SGIS for $85 million cash and a contingent performance payment of up to $25 million, but did not receive any fees. The 14D-9 further disclosed that, in the future, Sagent may perform various investment banking and financial services for the Company and Salient, and expects to receive fees for such services.

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57.         Sagent, the Company’s financial advisor, had a prior relationship with Salient. There is no indication such relationship was disclosed to the Board at the time it engaged Sagent in January 2011. Sagent was involved in the sales process and persuaded the Board to discontinue discussions with Party C, since Party C required additional due diligence. This prevented Party C from continuing with its higher offer of $3.35 per share or even potentially increasing such offer. According to the 14D-9, representatives of Sagent reported that Party C was unwilling to increase its proposed $3.35 per share offering price but Party C still had a substantial amount of due diligence remaining. Removing Party C from bidding for the Company permitted Salient to acquire the Company at the lower price of $3.20 per share.

58.         In addition, Sagent’s analysis is skewed towards a lower valuation of ATS in at least two material aspects. In the discounted cash flow analysis reported in the 14D9, Sagent inexplicably selects a discount rate of 15Y2-16Y2 percent, even though the industry average is approximately 10% and ATS has neither fixed costs nor debt. Also, Sagent inexplicably selects a P/E ratio based on “selected companies multiples” of 6.5x to 15.7x, when the lower multiple should be no less than 9.0x based on the selected comparable. Upon closer inspection, the 6.5x figure can only obtained by failing to exclude a single outlier comparable at the low end, even though Sagent excludes an outlier comparable at the high end.

DEFENDANTS’ FIDUCIARY DUTIES

59.         By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of ATS and owe Plaintiff and the other members of the Class a duty of good faith, fair dealing, loyalty and full and candid disclosure.

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60.         By virtue of their positions as directors and/or officers of ATS, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause ATS to engage in the practices complained of herein.

61.         Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly-traded company undertake a transaction that may result in a change in corporate control, Delaware law imposes the obligation on the directors to take all steps reasonably required to maximize the value that shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)          adversely affects the value provided to the corporation’s shareholders;

(b)          contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)          discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

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(d)          otherwise adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

62.         Plaintiff repeats and realleges each allegation set forth herein.

63.         The Individual Defendants have violated their fiduciary duties of care, good faith, loyalty and candor owed under applicable law to the public shareholders of ATS and have placed the interests of insiders ahead of the interests of ATS’s shareholders.

64.         As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, care and candor owed to the shareholders of ATS because, among other reasons:

(a)          they failed to properly value ATS;

(b)          they failed to take steps to maximize the value of ATS to its public shareholders and they took steps to avoid competitive bidding, and to give Salient an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;

(c)          they failed to properly value ATS and its various assets and operations;

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(d)          they failed to provide shareholders with the material information necessary to make an informed decision as to whether or not to vote in favor of the Proposed Merger;

(e)          they erected unreasonable barriers to other third-party bidders.

65.         By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme and in breach of their fiduciary duties of loyalty, good faith and due care to Plaintiff and the other members of the Class, have failed to adequately inform themselves about the true value of the Company and, by agreeing to the Proposed Merger with Salient, will unfairly deprive Plaintiff and other members of the Class of the true value of their investment in ATS.

66.         ATS shareholders will, if the Proposed Merger is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

67.         By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other ATS public stockholders.

68.         As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of ATS’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of ATS common stock.

69.         Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Merger which will exclude the Class from its fair proportionate share of ATS’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

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70.         Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting the
Individual Defendants’ Breaches of Fiduciary Duty

71.         Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

72.         Salient and Atlas have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. Salient and Atlas are also active and necessary participants in the Individual Defendants’ plan to consummate the Proposed Merger on terms that are unfair to ATS shareholders, as Salient seeks to pay as little as possible to ATS shareholders.

73.         Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in their favor and in favor of the Class and against Defendants as follows:

A.           Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as a representative of the Class;

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B.           Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Merger, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C.           Enjoining Defendants from consummating the Merger Agreement and Proposed Merger unless and until they provide to ATS shareholders all material information in connection with the proposed transaction;

D.           Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

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E.           Granting such other and further relief as this Court may deem just and proper.

DATED: March 2, 2012	Respectfully submitted,

SIANNI & STRAITE LLP

/s/ Ralph N. Sianni
Ralph N. Sianni (Del. Bar No. 4151) David A. Straite (Del Bar No. 5428) 1201 N. Orange St., Suite 740 Wilmington, DE 19801
Tel.: (302) 573-3560
Fax: (302) 358-2975
rsianni@siannistraite.com

Counselfor Plaintiff

OF COUNSEL:

HARWOOD FEFFER LLP

Robert Harwood

James G. Flynn

488 Madison Avenue, 8th Floor

New York, NY 10022

(212) 935-7400

(212) 753-3630 (fax)

LAW OFFICES OF JOSHUA M. LIFSHITZ

Joshua M. Lifshitz

18 East 41st Street

Suite 1105

New York, NY 10017

Tel: (212) 213-6222

Fax: (212) 213-9405

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